UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.     )*

Under the Securities Exchange Act of 1934

Atlantic Avenue Acquisition Corp
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

04906P101
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page of 1 of 9
Exhibit Index on Page 8

CUSIP # 04906P101	Page 2 of 9

1	NAMES OF REPORTING PERSONS
Atlantic Avenue Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,565,000[1]

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,565,000[1]

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,565,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

1 Consists of 4,565,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Atlantic Avenue Acquisition Corp (the “Issuer”) acquirable upon conversion of 4,565,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

CUSIP # 04906P101	Page 3 of 9

1	NAMES OF REPORTING PERSONS
Atlantic Avenue Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,565,000[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,565,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,565,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

1 Consists of 4,565,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Atlantic Avenue Acquisition Corp (the “Issuer”) acquirable upon conversion of 4,565,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

CUSIP # 04906P101	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Ashok Nayyar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,565,000[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,565,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,565,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Consists of 4,565,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Atlantic Avenue Acquisition Corp (the “Issuer”) acquirable upon conversion of 4,565,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer.

CUSIP # 04906P101	Page 5 of 9

Item 1.	(a) Name of Issuer

Atlantic Avenue Acquisition Corp (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2200 Atlantic Street

Stamford, Connecticut 06902

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1 by (i) Atlantic Avenue Partners LLC (“Sponsor”), (ii) Atlantic Avenue Partners GP LLC, the managing member of Sponsor (“GP”), and (iii) Ashok Nayyar, the sole and managing member of GP (“Mr. Nayyar” and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c)	Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e)	CUSIP Number

04906P101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP # 04906P101	Page 6 of 9

Item 4.	Ownership.

(a) – (c)

The information regarding ownership as set forth in Items 5-11 of pages 2-4 hereto is hereby incorporated by reference, which sets forth the information with respect to beneficial ownership of Common Stock of the Issuer by the persons filing this Statement as of December 31, 2020 and is based upon 25,000,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 12, 2020.

Represents shares of Class A Common Stock held directly by Atlantic Avenue Partners LLC. The managing member of Atlantic Avenue Partners LLC is Atlantic Avenue Partners GP LLC, which is controlled by Mr. Nayyar. Mr. Nayyar ultimately exercises voting and dispositive power with respect to all securities owned by Atlantic Avenue Partners LLC and may be deemed to beneficially own all such securities. Each of Mr. Nayyar and Atlantic Avenue Partners GP LLC disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP # 04906P101	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021

ATLANTIC AVENUE PARTNERS LLC

By: Atlantic Avenue Partners GP LLC, its Managing Member

By:	/s/ Ashok Nayyar
Name:	Ashok Nayyar
Title:	Sole and Managing Member

ATLANTIC AVENUE PARTNERS GP LLC

By:	/s/ Ashok Nayyar
Name:	Ashok Nayyar
Title:	Sole and Managing Member

ASHOK NAYYAR

/s/ Ashok Nayyar
Ashok Nayyar

CUSIP # 04906P101	Page 8 of 9

EXHIBIT

Exhibit
Exhibit 99.1:	Agreement of Joint Filing dated February 2, 2021.

CUSIP # 04906P101	Page 9 of 9

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION
Atlantic Avenue Partners LLC	c/o Atlantic Avenue Acquisition Corp	Delaware limited liability company

2200 Atlantic Street, Suite 501 Stamford, CT 06902

Atlantic Avenue Partners GP LLC	c/o Atlantic Avenue Acquisition Corp	Delaware limited liability company

2200 Atlantic Street, Suite 501 Stamford, CT 06902

Ashok Nayyar	c/o Atlantic Avenue Acquisition Corp	United States citizen

2200 Atlantic Street, Suite 501 Stamford, CT 06902